Final Term Sheet To preliminary prospectus supplement dated February 7, 2018 (To prospectus dated September 29, 2017)	Filed pursuant to Rule 433 Registration number 333-220731 February 7, 2018

Lincoln National Corporation $150,000,000 4.000% SENIOR NOTES DUE 2023 $500,000,000 3.800% SENIOR NOTES DUE 2028 $450,000,000 4.350% SENIOR NOTES DUE 2048 Final Term Sheet, dated February 7, 2018

Issuer:	Lincoln National Corporation

Title of Securities:	4.000% Senior Notes due 2023 (the “2023 Notes”) 3.800% Senior Notes due 2028 (the “2028 Notes”) 4.350% Senior Notes due 2048 (the “2048 Notes”)

Security Type:	Senior Unsecured Fixed Rate Notes

Format:	SEC Registered

Trade Date:	February 7, 2018

Settlement Date (T+3)*:	February 12, 2018

Maturity Date:	September 1, 2023 for the 2023 Notes March 1, 2028 for the 2028 Notes March 1, 2048 for the 2048 Notes

Aggregate Principal Amount Offered:

$150,000,000 for the new 2023 Notes. The new 2023 Notes are being offered as additional notes under the indenture pursuant to which $350,000,000 in aggregate principal amount of 4.000% Senior Notes due 2023 was previously issued. The new 2023 Notes constitute a further issuance of, and will be fungible with, the existing 2023 notes and form a single class of debt securities with the existing 2023 notes for all purposes under the indenture governing the 2023 notes. Immediately after giving effect to the issuance of the new 2023 Notes, we will have $500,000,000 in aggregate principal amount of the 2023 notes outstanding.

$500,000,000 for the 2028 Notes

$450,000,000 for the 2048 Notes

Price to the Public (Issue Price):

103.431% of the principal amount of the 2023 Notes, plus accrued interest from and including September 1, 2017 to, but excluding, February 12, 2018 totaling approximately $2,683,333.33 (assuming the settlement date is February 12, 2018)

99.767% of the principal amount of the 2028 Notes, plus accrued interest, if any, from and including February 12, 2018, if settlement occurs after that date

99.964% of the principal amount of the 2048 Notes, plus accrued interest, if any, from and including February 12, 2018, if settlement occurs after that date

Net Proceeds (Before Expenses):

$154,246,500 for the 2023 Notes, plus accrued interest, if any, from and including February 12, 2018, if settlement occurs after that date

$495,585,000 for the 2028 Notes, plus accrued interest, if any, from and including February 12, 2018, if settlement occurs after that date

$445,900,500 for the 2048 Notes, plus accrued interest, if any, from and including February 12, 2018, if settlement occurs after that date

Benchmark Treasury:	UST 2.375% due January 31, 2023 for the 2023 Notes UST 2.250% due November 15, 2027 for the 2028 Notes UST 2.750% due August 15, 2047 for the 2048 Notes

Benchmark Treasury Yield:	2.568% for the 2023 Notes 2.849% for the 2028 Notes 3.122% for the 2048 Notes

Spread to Benchmark Treasury:	Treasury Rate plus 75 basis points for the 2023 Notes Treasury Rate plus 98 basis points for the 2028 Notes Treasury Rate plus 123 basis points for the 2048 Notes

Re-offer Yield:	3.318% for the 2023 Notes 3.829% for the 2028 Notes 4.352% for the 2048 Notes

Coupon:	4.000% per annum for the 2023 Notes 3.800% per annum for the 2028 Notes 4.350% per annum for the 2048 Notes

Interest Payment Dates:

Semi-annually in arrears on each March 1 and September 1, commencing on March 1, 2018 for the 2023 Notes

Semi-annually in arrears on each June 1 and December 1, commencing on June 1, 2018 for the 2028 Notes

Semi-annually in arrears on March 1 and September 1, commencing on September 1, 2018 for the 2048 Notes

Optional Redemption:

The 2023 Notes are redeemable, in whole or in part, at issuer’s option, at any time or from time to time, at a redemption price equal to the greater of 100% of the principal amount of the notes to be redeemed and the make-whole amount, plus in each case accrued and unpaid interest to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the sum of the applicable treasury rate plus 20 basis points.

At any time and from time to time prior to, with respect to the 2028 Notes, December 1, 2027 and with respect to the 2048 Notes, September 1, 2047 (each such date with respect to the 2028 Notes and the 2048 Notes, the “Par Call Date”), such series of notes will be redeemable at our option, in whole or in part, at a redemption price equal to the greater of 100% of the principal amount of the notes to be redeemed and as determined by the quotation agent, the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed that would be due if such notes matured on the applicable Par Call Date (not including any portion of such payments of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted treasury rate, plus 15 basis points with respect to the 2028 Notes and 20 basis points with respect to the 2048 Notes.

Special Mandatory Redemption (only applicable to the 2028 Notes):

If the Transaction (as defined) has not been consummated on or before November 18, 2018 or we notify the trustee that we will not pursue the consummation of the Transaction, we will be required to redeem the 2028 Notes then outstanding at a redemption price equal to 101% of the principal amount of the 2028 notes to be redeemed plus accrued and unpaid interest, if any, to, but excluding, the Special Mandatory Redemption Date (as defined).

CUSIP/ISIN:	534187 BD0 / US534187BD07 for the 2023 Notes 534187 BH1 / US534187BH11 for the 2028 Notes 534187 BG3 / US534187BG38 for the 2048 Notes

Ratings** (expected):	Baa1/Stable (Moody’s) / A-/Stable (S&P) / BBB+/Positive (Fitch)

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:

Goldman Sachs & Co. LLC

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Barclays Capital Inc.

Citizens Bank Capital Markets, Inc.

Deutsche Bank Securities Inc.

MUFG Securities Americas Inc.

PNC Capital Markets LLC

U.S. Bancorp Investments, Inc.

Co-Manager:	The Williams Capital Group, L.P.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.

*It is expected that delivery of the notes will be made against payment therefor on or about February 12, 2018, which is three business days following the date of pricing of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their notes on the date of pricing will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade their notes on the date of pricing should consult their own advisor.

**An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The ratings of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

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